Filed Pursuant to Rule 433

Registration No. 333-140954

May 27, 2008

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated May 27, 2008)

Issuer:	Georgia Power Company
Security:	Series 2008B 5.40% Senior Notes due June 1, 2018
Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$250,000,000
Public Offering Price:	99.551%
Maturity	June 1, 2018
Treasury Benchmark:	3.875% due May 15, 2018
US Treasury Yield:	3.909%
Spread to Treasury:	155 basis points
Re-offer Yield:	5.459%
Make-Whole Call:	T+ 25 basis points
Coupon:	5.40%
Interest Payment Dates:	June 1 and December 1 of each year beginning December 1, 2008
Format:	SEC Registered
Transaction Date:	May 27, 2008
Expected Settlement Date:	June 5, 2008 (T+7)
Joint Book-Running Managers:	Banc of America Securities LLC Morgan Stanley & Co. Incorporated
Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Scotia Capital (USA) Inc. The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Banc of America Securities LLC toll-free at 1-800-294-1322 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.